Amendment No. 2 to
                                                        SEC File No. 70-9885





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07962

                 Jersey Central Power & Light Company ("JCP&L")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605

    (Name of company filing this statement and address of principal executive office)

                                    GPU, INC.
         (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Thelen Reid & Priest LLP
Scott L. Guibord, Secretary             40 West 57th Street
Michael J. Connolly, Esq.               New York, New York 10019
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

                   (Names and addresses of agents for service)



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            GPU, a registered  public  utility  holding  company and JCP&L,  its
public  utility  subsidiary   (together   "Applicants")   hereby  amend  JCP&L's
Application on Form U-1, docketed in Commission File No. 70-9885, as follows.

Item 1.     DESCRIPTION OF PROPOSED TRANSACTION
-------     -----------------------------------

      A. Applicants hereby request authority through December 31, 2002: (1) to form a new direct or indirect wholly-owned subsidiary ("Special Purpose Issuer") which will be any one of the following -- a trust, corporation, limited liability company or partnership; (2) for JCP&L to acquire all of the common equity interests in the Special Purpose Issuer; (3) for the Special Purpose Issuer to issue and sell up to $420 million in aggregate principal amount of transition bonds from time to time through December 31, 2002; (4) for JCP&L to enter into the Servicing Agreement on the terms discussed below; and (5) to enable JCP&L to enter into, or to cause the Special Purpose Issuer to enter into, certain interest rate swaps, interest rate hedging programs, credit enhancement arrangements and anticipatory hedges, all as more fully described below, to reduce interest rate risks with respect to, and to facilitate the offering of, the transition bonds. The transaction described above is commonly referred to as a "securitization". JCP&L further requests that the Servicing Agreement be exempted from the requirements of Section 13(b) of the Act. Additionally, GPU requests authority, through December 31, 2002 to acquire indirectly the Special Purpose Issuer. Applicants state that none of the proposed transactions will affect the pending proposed merger between GPU and FirstEnergy Corp., a public utility holding company currently claiming exemption pursuant to Rule 2 under the Act.

            B. On February 9, 1999, New Jersey enacted the Electric Discount and Energy Competition Act, P.L. 1999, c. 23 (N.J.S.A. 48:3-49 et seq.) (the "Competition Act") to restructure the electric utility and natural gas industries in New Jersey. The Competition Act required New Jersey electric utilities, including JCP&L, to unbundle electric services into separate charges for, among other things, customer account services (metering and billing), distribution, transmission and generation. While the New Jersey electric generation market has been open to competition since August 1, 1999, electric distribution and, at least initially, customer account services continue to be regulated by the New Jersey Board of Public Utilities (the "BPU" or the
"Board"). Transmission services are provided by the New Jersey electric utilities pursuant to open access transmission tariffs filed with the Federal Energy Regulatory Commission ("FERC"). Under the Competition Act, New Jersey's electric utilities are required to reduce rates by at least 10% by July 31, 2002, as compared to rates in effect on April 30, 1997. The Competition Act also required utilities to

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submit  restructuring plans to the BPU, which included claims for each utility's
"stranded costs" -- i.e., costs relating to utility investments and power purchase commitments that would have been recoverable in a regulated environment but are not expected to be recoverable as a result of the introduction of competition in the generation market. The Competition Act expressly recognizes the following potential sources of stranded costs: utility-owned generation;
power  purchase  agreements  ("PPAs")  with  other  utilities;   and  PPAs  with
non-utility generators ("NUGs"). Utilities may recover these stranded costs from their distribution customers through a non-bypassable market transition charge ("MTC"), subject to approval by the BPU based upon, among other things, the Board's findings as to the utility's use of all reasonably available mitigation measures and an assessment of the full market value of the subject generation assets or PPAs. The MTC recovery is generally limited to eight years except that the BPU may permit: (1) stranded costs associated with NUG PPAs to be recovered over the term of each contract; (2) stranded costs related to certain generation assets to be recovered over eleven years; and (3) the MTC recovery period to be extended to enable the utility to achieve the mandatory rate reductions.

            C. The Competition Act provides for the use of securitization to facilitate utility restructurings by empowering the BPU, at the request of a utility, to authorize such utility, directly or indirectly, to issue transition bonds in order to recover and/or finance a portion of its stranded costs and assist in achieving compliance with the rate reduction requirements of the Competition Act. Utilities must apply to the BPU for a bondable stranded costs rate order authorizing the issuance of transition bonds and approving the amount of the initial transition bond charge ("TBC") to be imposed on all retail electric distribution customers.

            D. Under the Competition Act, the BPU may authorize the issuance of transition bonds if (1) the utility has taken reasonable measures to mitigate stranded costs and has the appropriate incentives or plans to do so in the future; (2) the utility will not otherwise be able to achieve the level of rate reduction deemed by the BPU to be necessary and appropriate, absent the issuance of the transition bonds; (3) the issuance of the transition bonds will provide tangible and quantifiable benefits for ratepayers; and (4) the structuring and pricing of the transition bonds assure that ratepayers will pay the lowest possible TBC consistent with market conditions and the terms of the related bondable stranded costs rate order. In general, a utility may issue transition bonds in an amount of up to 75% of the total amount of eligible stranded costs attributable to its owned generation assets. However, up to the full amount of the stranded costs attributable to any remaining generation assets may be securitized if the utility divests a majority of its

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generation  assets and has established  the stranded cost amount  attributable to such remaining assets with certainty.(1)

            E. Further, under the Competition Act, the transition bonds may have a scheduled amortization of up to 15 years from their issuance date with respect to stranded costs related to utility-owned generation assets, and up to the remaining term of a PPA with respect to stranded costs related to a buyout or buydown of such PPA. In general, the TBC is a separate, non-bypassable charge that will be assessed against all retail electric distribution customers, regardless of whether they continue to purchase electricity from the distribution utility. The TBC will be a usage-based charge that will be sufficient to recover the principal of and interest on the transition bonds and all other costs associated with the issuance of the transition bonds, including costs of credit enhancements, costs of retiring existing debt and preferred equity, costs of defeasance, servicing fees and certain other related fees and expenses. The relationship between collections of the TBC and the debt service and expense requirements on the transition bonds will likely be dependent upon, among other things, the utility's ability to forecast: (1) sales; (2) delinquencies and charge-offs; and (3) payment lags.

            F. In July 1997, at the direction of the Board in anticipation of the adoption of the Competition Act, JCP&L filed its restructuring plan with the Board which, among other things, unbundled generation from transmission and distribution. The restructuring plan was the subject of extensive hearings and negotiations, which resulted in a settlement which the BPU approved with some modifications. The Board issued a Summary Order with respect to such approval dated May 24, 1999 ("Summary Order"), and a detailed Final Decision and Order dated March 7, 2001 ("Final Order"). Among other things, the Board's Summary Order, and ultimately, its Final Order, authorize JCP&L to securitize a total of up to $420 million of bondable stranded costs in the securitization transaction described in paragraph G.

            G. On August 25, 1999, JCP&L filed a petition with the BPU seeking a bondable stranded costs rate order to authorize securitization of that portion of the stranded costs attributable to Oyster Creek equal to JCP&L's then-projected net investment in the plant at September 1, 2000, net of deferred income taxes attributable to the plant. Such amounts will be collected from


-------------------
1       While this  provision may apply to stranded  costs related to the Oyster
Creek Nuclear Generating Station ("Oyster Creek"), which JCP&L sold in August 2000, the BPU will ultimately determine the principal amount of the transition bonds JCP&L may issue with respect to Oyster Creek's stranded costs.


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JCP&L's  ratepayers via the TBC once JCP&L has securitized  such  amounts.(2) In its petition, as amended, JCP&L is seeking BPU authorization to issue up to approximately $420 million of transition bonds representing approximately $400 million of the Oyster Creek net investment (gross plant, less accumulated depreciation and accumulated deferred income taxes) and an estimated $20 million of transaction costs, including related fees and expenses of issuance and sale of the transition bonds, and to refinance or retire its debt and preferred equity.(3) As discussed above, the Final Order authorized the securitization of up to $420 million of bondable stranded costs. The amended petition filed with the BPU seeks formal approval of the detailed terms and conditions of the securitization transaction.

            H. The TBC will remain in effect until all principal, interest and other costs on the related transition bonds are paid in full, and will be adjusted at least annually, in accordance with the Competition Act, to insure full payment of debt service and expenses. Under the Competition Act, neither the BPU nor any other governmental entity may rescind, alter, repeal, modify or amend a bondable stranded costs rate order, and the State may not limit, alter or impair any bondable transition property(4) or associated rights. The transition bonds will not constitute a debt or liability of the State or of JCP&L, but only of the Special Purpose Issuer.

            I. The BTP and the related TBC revenue stream are isolated from any credit risk associated with the utility because the utility will have transferred them to the Special Purpose Issuer, which will be structured to be a "bankruptcy remote" assignee. The Special Purpose Issuer, which is anticipated to be a Delaware limited liability company, will issue transition bonds secured by the BTP and the TBC revenue stream. The

-------------------

2      On August 8, 2000,  JCP&L sold Oyster Creek to AmerGen Energy Company LLC for $10 million.

3 The BPU has also authorized JCP&L to defer certain costs on its books and may authorize JCP&L to securitize the resulting deferred balances, if any, to the extent permitted by the Competition Act. JCP&L is not seeking Commission authority for securitization financing of such balances now, but will request such authority if and when JCP&L files a separate petition with the BPU with respect thereto.

4 Under the Competition Act, Bondable Transition Property ("BTP"), the statutory and regulatory right to collect the TBC, is defined as "the property consisting of the irrevocable right to charge, collect and receive, and be paid from collections of, transition bond charges in the amount necessary to provide for the full recovery of bondable stranded costs which are determined to be recoverable in a bondable stranded costs rate order . . . ." N.J.S.A. 48:3-51.


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


securitization will be structured so that the transfer of the interest in the BTP will be treated as an absolute transfer of all of JCP&L's right, title and interest in the BTP as in a true sale, and not as a pledge or other financing, for purposes other than for Federal and State income and franchise tax purposes and for certain financial reporting purposes. The transfer of the BTP to the Special Purpose Issuer will have no effect on JCP&L's debt to equity ratio.

            J. As the TBC is imposed upon and collected from ratepayers, such amounts will be used to pay principal and interest on the transition bonds, as well as fees and expenses related to the securitization transaction.

            K. The  securitization  structure  outlined  above will  enhance the creditworthiness of the transition bonds because the underlying securitized assets (the BTP and its associated TBC revenue stream) are isolated from the risks associated with the assets of JCP&L, once transferred to the Special Purpose Issuer. Moreover, as discussed above, the State under the Competition Act may not reduce the value of the BTP or TBC until the transition bonds are fully discharged, and the BPU's bondable stranded costs rate order is irrevocable under the Competition Act. These aspects of the securitization transaction will enable the transition bonds to obtain a higher credit rating than the existing debt instruments of JCP&L. JCP&L understands that all other utility securitization bonds have received the highest possible credit rating from the principal rating agencies and, accordingly, believes that it is reasonable to expect that its transition bonds will receive such credit rating, although JCP&L has received no such assurances from any of such rating agencies.

            L. Pursuant to a "Sale Agreement", JCP&L will transfer the interest in the BTP created by the irrevocable bondable stranded costs rate order to the Special Purpose Issuer in exchange for the net proceeds from the sale of the transition bonds. Such transfer will be treated as a true sale, and not as a secured financing, for bankruptcy purposes. The Special Purpose Issuer initially will be capitalized (in an amount equal to at least 0.5% of the total principal amount of the transition bonds) through a direct capital contribution by JCP&L.(5) The Special Purpose Issuer will deposit the capital contribution amount into a "Capital Subaccount."

            M. The actual amount of the TBC will be sized to provide for collection of an amount beyond that needed to pay expected costs and debt service on the transition bonds (the "Overcollateralization Amount"). The Overcollateralization Amount, which will be collected ratably over the expected term of

-------------------
5     JCP&L will not charge interest on this capital contribution.

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the transition bonds, will enhance the  creditworthiness of the transition bonds
and  will  be   deposited   into  a   subaccount   (the   "Overcollateralization
Subaccount").

            N. JCP&L, as the servicer of the TBC revenue stream, will remit monthly (or more frequently) all amounts collected in respect of the TBC to a collection account maintained by the indenture trustee for the benefit of the holders of the transition bonds (the "Collection Account"). The Special Purpose Issuer will periodically pay out of the Collection Account, among other amounts authorized by the BPU, trustee fees, servicing fees, administrative fees, operating expenses, accrued but unpaid interest on all classes of the transition bonds, and principal (to the extent scheduled) on transition bonds. Any remaining balance in the Collection Account will be used to restore the Capital Subaccount, fund and replenish the Overcollateralization Subaccount (to the required scheduled level), and then be added to reserves (the "Reserve Subaccount").(6)

            O. Applicants request authority for the Special Purpose Issuer to issue up to $420 million aggregate principal amount of transition bonds.(7) That amount will include the approximately $400 million(8) representing the portion of the stranded costs attributable to Oyster Creek that is equal to JCP&L's actual net investment in the plant, net of deferred income taxes attributable to the plant, and will also include up to $20 million of transaction costs. The BPU approved JCP&L's securitization of these amounts in the Summary Order, and ultimately in the Final Order, subject to issuance of a subsequent bondable stranded costs rate order in response to the petition currently pending before the BPU.

                  The Special Purpose Issuer may issue transition bonds in one or more series, and each such series may be issued in one or more classes. Different series may have different maturities and interest rates and each series may have classes with such maturities, interest rates, fixed or variable, and other terms as the Special Purpose Issuer shall determine from time to time in the future. The aggregate average interest cost of the transition bonds will not exceed the applicable U.S. mid-market swap benchmark, as quoted on Telerate page 19901, plus 300

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6      JCP&L may add other reserve  accounts,  in addition to those described in this Application, to obtain the highest possible credit rating for the transition bonds.

7     Any  debt  security  issued  by  the  Special  Purpose  Issuer  will  be investment grade.

8      JCP&L  has  represented  in  filings  made  with  the BPU  that  such net investment in Oyster Creek is approximately $372 million.

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basis  points.  The TBC for each  series will be  structured  to provide for the recovery of the principal amount of the related transition bonds and the related interest, fees and expenses. There will be a date on which each of the transition bonds is expected to be repaid and a legal final maturity date by which the transition bonds must be repaid. Neither the expected final maturity nor the legal final maturity will be later than 15 years and 17 years, respectively, from the date of issuance of the related transition bonds. The expected final maturity date must be earlier than the legal final maturity date to meet rating agency requirements because the TBC is calculated by taking into account projections of such variables as the anticipated level of charge-offs,
delinquencies,   and  usage,   which  may  differ  from  the  amounts   actually
experienced.

            Applicants also seek authority for the Special Purpose Issuer to enter into transactions to convert all or a portion of any transition bonds bearing interest at a floating rate ("Floating Rate Transition Bonds") to fixed rate obligations of the Special Purpose Issuer using interest rate swaps or other derivative products designed for such purposes. The Special Purpose Issuer will enter into one or more interest rate swaps, or one or more derivative instruments, such as interest rate caps, interest rate floors and interest rate collars (collectively, "Derivative Transactions"), with one or more counterparties whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Inc. or Fitch IBCA, Duff & Phelps ("Authorized
Counterparties"), from time to time through December 31, 2002. The notional amount of the swaps and the expected average life of the swaps will not exceed that of the underlying Floating Rate Transition Bonds. For instance, in connection with Floating Rate Transition Bonds, the Special Purpose Issuer would enter into an interest rate swap with a swap counterparty whereby it would receive the same floating rate interest payment from the counterparty as it pays to the transition bondholders. In return, the Special Purpose Issuer would agree to make payments to the counterparty based upon the principal amount of such transition bonds at an agreed upon fixed interest rate. The net effect of such a transaction would be to convert the Floating Rate Transition Bonds to fixed rate obligations. The term of the interest rate swap would match the maturity of the Floating Rate Transition Bonds and the swap notional amount would at all times equal the outstanding principal amount of such bonds. Swaps or other derivative transactions would be entered into only with Authorized Counterparties. Any swap agreement will also include customary provisions related to indemnification by JCP&L or the Special Purpose Issuer for breakage costs and other losses under certain circumstances related to the savings.


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


            In addition, Applicants request authorization for JCP&L, through December 31, 2002, to enter into interest rate hedging transactions to fix or cap interest rates on the transition bonds in advance of their actual pricing (the "Anticipatory Hedges"), subject to certain limitations and restrictions. The Anticipatory Hedges would be entered into after the BPU authorizes the issuance of the transition bonds, but prior to the pricing of the bonds, to lock in an interest rate or limit Applicants' exposure to the risk of any adverse interest rate fluctuation. Such Anticipatory Hedges would only be entered into with Authorized Counterparties. The Anticipatory Hedges would be utilized to fix and/or limit the interest rate risk associated with the transition bonds through
(i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"),
(iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or
(v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

      Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. JCP&L will determine the optimal structure of any Anticipatory Hedge transaction at the time of execution. JCP&L may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the issuance of the transition bonds. JCP&L will not, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.

      Applicants will comply with existing and future financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.(9) Such hedging transactions will qualify for hedge accounting treatment under generally accepted accounting principles.


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9     The  proposed   terms  and   conditions  of   Anticipatory   Hedges  are
substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and SCANA Corporation., et al., Holding Co. Act Release No. 27137 (February 14, 2000).

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


            P. Pursuant to a Servicing  Agreement  between JCP&L and the Special
Purpose Issuer, JCP&L will act as a servicer of the TBC revenue stream. In this capacity, JCP&L will, among other things: (1) bill customers and make collections on behalf of the Special Purpose Issuer and (2) file with the BPU for periodic adjustments to the TBC to achieve a level which allows for payment of all debt service and full recovery of amounts authorized by the Board to be collected through the TBC in accordance with the expected amortization schedule for each series and class of transition bonds. JCP&L may, subject to certain conditions, subcontract with other companies to carry out some of its servicing responsibilities. It is expected that the Servicing Agreement will remain in effect until the legal final maturity of the transition bonds, which, as discussed above in paragraph O of this Item 1, will not exceed 17 years.

            Q. JCP&L will receive a servicing fee for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the Servicing Agreement. JCP&L's servicing fee will be set at an amount equal to a fixed percentage of the initial principal amount of the transition bonds, designed to collect approximately $400,000 annually. This fee may not reflect JCP&L's actual costs of providing the related services and therefore may not meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Thus, JCP&L is seeking an exemption from these requirements. The rating agencies will require that the servicing fee be set at a level comparable to one negotiated at arms-length and which would thus be reasonable and sufficient for a third party performing similar services. To do otherwise would most likely lower the credit rating of the transition bonds. This "arms-length" fee assures that the Special Purpose Issuer would be able to operate independently and thus strengthens the position that it is a "bankruptcy remote"(10) entity.

            JCP&L is the most logical and cost-effective choice for servicer for a number of reasons. JCP&L is already performing many of the servicer's tasks in its capacity as the local distribution utility, such as metering and billing, and, thus, the servicing fee JCP&L collects will be substantially lower than the fee any other entity would charge. Having JCP&L act as servicer is therefore beneficial to ratepayers because, ultimately, it is the ratepayers who will pay the servicing fee through the TBC.

            R.    Any   successor   to   JCP&L   pursuant   to   any   merger,
consolidation, bankruptcy, reorganization or other insolvency proceeding will be required to assume JCP&L's obligations under

-------------------

10     A  "bankruptcy  remote"  entity would not be impacted by a bankruptcy  of
JCP&L and is, therefore, expected to have a credit rating different from (and, indeed, higher than) that of JCP&L.

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


the Sale Agreement and the Servicing Agreement and under the Competition Act.

            S. Personnel employed by GPU Service, Inc. ("GPUS") will provide ministerial services on an as-needed basis to the Special Purpose Issuer pursuant to an administration agreement ("AA") to be entered into between the Special Purpose Issuer and GPUS. The services to be provided will consist primarily of internal administrative matters relating to the Special Purpose Issuer such as providing notices required under its transition bond documentation, maintaining its books and records and maintaining authority to do business in appropriate jurisdictions. Under the AA, the Special Purpose Issuer will reimburse GPUS for the cost of the services provided, computed in accordance with Rules 90 and 91 under the Act, as well as other applicable rules and regulations. As described above, JCP&L will be retained under the Servicing Agreement to collect and manage the BTP and associated TBC revenues and to make appropriate filings with the BPU.

            T. JCP&L will use the net proceeds from the sale of the transition bonds to reduce eligible stranded costs through the retirement of debt or equity, or both, as permitted by the Competition Act. JCP&L's unbundled rates that have been implemented in connection with its restructuring filing provide for the savings from the transition bonds to be passed through to customers. In accordance with the Competition Act and the Final Order, the application of the proceeds from the sale of the transition bonds will not substantially alter JCP&L's capital structure, as assessed by the Board.(11) Exhibit G hereto provides pro forma capitalization tables at March 31, 2001 for both JCP&L and GPU, which take into account the use of proceeds of the transition bonds. The tables demonstrate that both JCP&L's and GPU's common stock equity to total capitalization ratio will remain above 30% after the securitization.

-------------------

11 The issuance of the entire $420 million of transition bonds, as well as the impact of other pro forma adjustments, will decrease JCP&L's common equity ratio from 50.2% as of March 31, 2001, to approximately 42.4% on a "per books" basis because applicable accounting principles require that the transition bonds be shown as debt on JCP&L's financial statements. However, the transition bond-related debt is non-recourse to JCP&L and the principal and interest on the transition bonds are not serviced by JCP&L's revenues. Therefore, rating agencies will exclude the transition bonds as debt for purposes of assessing JCP&L's financial ratios. The Board will similarly exclude the transition bonds in assessing JCP&L's financial ratios. Exhibit G contains projected pro forma capitalization tables for both GPU and JCP&L, both including and excluding the effect of the transition bonds, as at March 31, 2001. These tables demonstrate that the transition bond issuance, as well as the impact of other pro forma adjustments, will decrease GPU's common equity ratio from 33.5% to 32.8%.

            U.  The  specific   steps  to  be  taken  by  JCP&L  to  reduce  its
capitalization will depend, in large part, on the date on which the proceeds from the sale of transition bonds become available, the then prevailing market conditions, and the circumstances at that time.

            V.    Rule 53 Analysis.

            (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its average "consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 2001, GPU's average consolidated retained earnings was approximately $2.4 billion, and GPU's aggregate investment in EWGs and FUCOs was approximately $1.9 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $536 million in EWGs and FUCOs as of June 30, 2001.

            (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

               (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                    (1)   the  books  and  records  for such EWG will be kept in
                          conformity  with  United  States  generally   accepted
                          accounting principles ("GAAP");

                    (2)   the  financial   statements   will  be  prepared  in
                          accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

               (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:

                    (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                    (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

                    (1)   such  entity  to  maintain   books  and  records  in
                          accordance with GAAP;

                    (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                    (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a)
                          (2) (iii) (B) of Rule 53.

            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

            (iii) Copies of this Application are being provided to the BPU and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(12) In addition, GPU will submit to each such commission copies of any amendments to this Application and any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof

-------------------

12 Pennsylvania Electric Company ("Penelec"), a public utility subsidiary of GPU, is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

      (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transaction.

               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

               (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.42 billion) represented a decrease of approximately $20.9 million (or approximately .9%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.44 billion).

               (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 2000 in excess of 5% of GPU's December 31, 2000 consolidated retained earnings, except that as a result of the sale of GPU PowerNet in June 2000, GPU reported a loss of $276.6 million, including foreign currency losses, (or 11.5% of consolidated retained earnings at December 31, 2000) in connection with the sale, which loss was required to be recorded as an operating loss under generally accepted accounting principles.

            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration. The transactions would not, by themselves, or even when considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 60.7% debt.

            At June 30, 2001, GPU's common equity and debt represented 32.3% and 67.7%, respectively. Thus, since the date of the November 5 Order, there has been no adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(13)

            GPU's consolidated retained earnings grew on average approximately 3.8% per year from 1995 through 2000. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the loss due to the GPU PowerNet sale in 2000 discussed previously.

            Accordingly,   since  the  date  of  the   November  5  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

            Reference is made to Exhibit G filed herewith which sets forth GPU's consolidated capitalization at March 31, 2001 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------
      The estimated fees, commissions and expenses expected to be incurred in connection with the proposed transactions will be filed by amendment.



-------------------

13       The  first  mortgage  bonds of GPU's  public  utility  subsidiaries  --
Penelec, JCP&L and Metropolitan Edison Company -- are rated A+ by Standard & Poors Corporation, and A2, Baa1 and A3, respectively, by Moody's Investor Services, Inc.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

            The proposed transactions are subject to Sections 6(a), 7, 9, 10, 12(f) and 13(b) of the Act and Rules 54, 90 and 91 thereunder.

ITEM 4.  REGULATORY APPROVALS.
         --------------------

      No Federal or State commission, other than your Commission and the BPU, has jurisdiction with respect to the proposed transactions.

ITEM 5.  PROCEDURE.
         ---------
      Applicants request that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in no event no later than September 12, 2001. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS
            ---------------------------------

            (a)  Exhibits
                  A-1   -  Charter  documents of Special  Purpose Issuer -- to
                           be filed by amendment.

                  A-2   -  Form  of   Transition   Bond  --  to  be  filed  by
                           amendment.

                  B-1   -  Form of Sale Agreement -- to be filed by amendment.

                  B-2   -  Form  of  Servicing  Agreement  -- to be  filed  by
                           amendment.

                  B-3   -  Form of  Administration  Agreement  with GPUS -- to
                           be filed by amendment.

                  C     -  Not Applicable.

                  D-1   -  Petition of JCP&L to the BPU seeking  authority  to
                           issue the transition bonds ("BPU Petition").

                  D-2   -  Amendment No. 1 to BPU Petition.

                  D-3   -  Amendment No. 2 to BPU Petition.

                  D-4   -  Order of the BPU authorizing  the transition  bonds
                           -- to be filed by amendment.

                  E     -  Not Applicable.

                  F     -  Opinion of Thelen  Reid & Priest LLP -- to be filed
                           by amendment.

                  G     -  Actual   and  pro  forma   capitalization   tables
                           reflecting the sale of the Transition Bonds -- previously filed.

                  H     -  Form of Public Notice - to be filed by amendment.

            (b)   Financial Statements
                  1     -  JCP&L Consolidated  Balance Sheets,  actual and pro
                           forma,  as at  March  31,  2001,  and  consolidated
                           Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the twelve months ended March 31, 2001; pro forma journal entries -- previously filed.

                  2     -  GPU  Consolidated  Balance  Sheets,  actual and pro
                           forma,  as at  March  31,  2001,  and  consolidated
                           Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the twelve months ended March 31, 2001; pro forma journal entries -- previously filed.

                  3     -  None.

                  4     -  None,  except  as  disclosed  in the  notes  to the
                           Financial Statements.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------
      (a) As such, the issuance of an order by your Commission with respect to the proposed transactions is not a major Federal action significantly affecting the quality of the human environment.

      (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Transactions which are the subject hereof.

                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                 GPU, inc.
                                 Jersey Central Power & Light Company



                                 By:/s/ T. G. Howson
                                    ------------------------------
                                    T. G. Howson
                                    Vice President and Treasurer


Date:     August 24, 2001